EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Bon-Ton Stores, Inc.:

We consent to the use of our reports dated April 11, 2012 with respect to the consolidated balance sheets of The Bon-Ton Stores, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended January 28, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 28, 2012 incorporated by reference herein.

/s/ KPMG LLP

Harrisburg, Pennsylvania
July 13, 2012